UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                                  CHATTEM, INC.

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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                    162456107
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                                 (CUSIP Number)

                                 April 28, 2000

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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed: |X| Rule 13d-1(b) |_| Rule 13d-1(c) |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  162456107
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1.   Names of Reporting Persons.  Palisade Capital Management, L.L.C.
     I.R.S. Identification Nos. Of Above Persons (entities only): 22-3330049
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2.   Check the Appropriate Box if a Member of a Group (See Instructions) N/A
     (a)______                  (b)_______
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3.   SEC Use Only

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4.   Citizenship or Place of Organization:  New Jersey

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Number of Shares Beneficially Owned by     5.  Sole Voting Power            --*
Each Reporting Person With:
                                           6.  Shared Voting Power          0
                                           7.  Sole Dispositive Power      --*
                                           8.  Shared Dispositive Power     0

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person: --*
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions):  N/A
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11.      Percent of Class Represented by Amount in Row (9):   0.0%*
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12.      Type of Reporting Person (See Instructions):  IA
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* Palisade Capital Management,  L.L.C.  ("Palisade") is a registered  investment advisor which has discretionary authority over the accounts of its clients. As of December 31, 1999, Palisade was the beneficial owner of 716,000 shares or 7.3% of Chattem, Inc. (the "Company") common stock, no par value (the "Common Stock"), on behalf of its clients. No one such client account contains more than five percent of the Common Stock. Palisade held sole power to direct the disposition of 716,000 shares of the Common Stock. While Palisade held sole power to vote 623,000 shares of the Common Stock, some of its clients maintain the sole power to vote, in the aggregate, 93,000 shares of the Common Stock held in their respective Palisade accounts. On April 28, 2000, Palisade ceased to be beneficial owner of more than 5% of the Common Stock outstanding following the sale of its entire position in the issue.
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

Item 1.

(a)  Name Of Issuer:   Chattem, Inc.
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(b)  Address of Issuer's Principal Executive Offices:  1715 West 38th Street,
     Chattanooga, TN 37409
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Item 2.

(a)  Name of Person Filing:  Palisade Capital Management, L.L.C.
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(b)  Address of Principal Business Office or, if none, Residence:  One Bridge
     Plaza, Suite 695, Fort Lee, NJ 07024
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(c)  Citizenship:  United States
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(d)  Title of Class of Securities: Common Stock
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(e)  CUSIP Number:  162456107
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Item  3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
240.13d-2(b) or (c), check whether the person filing is a:

(a)  |_| Broker or dealer  registered  under  Section  15 of the Act (15 U.S.C.
         78o);

(b)  |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  |_| Insurance  company as defined in Section 3(a)(19) of the Act (15 U.S.C.
         78c);

(d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)  |X| An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

(f)  |_|  An   employee   benefit   plan  or   endowment   fund  in   accordance
          with Section 240.13d- 1(b)(1)(ii)(F);

(g)  |_|  A  parent   holding   company   or   control   person  in   accordance
          with Section 240.13d- 1(b)(1)(ii)(G);

(h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         (a)  Amount beneficially owned:          --*
                                             ---------------------

         (b)  Percent of Class:      --*    %
                                     -----------

         (c)  Number of shares as to which the person has:

              (i)  Sole power to vote or to direct the vote 0* --

              (ii) Shared power to vote or to direct the vote 0 -

             (iii) Sole power to dispose or to direct the disposition of 0* --

              (iv) Shared power to dispose or to direct the disposition of 0 -

* Palisade Capital Management, L.L.C. ("Palisade") is a registered investment advisor which has discretionary authority over the accounts of its clients. As of December 31, 1999, Palisade was the beneficial owner of 716,000 shares or 7.3% of Chattem, Inc. (the "Company") common stock, no par value (the "Common Stock"), on behalf of its clients. No one such client account contains more than five percent of the Common Stock. Palisade held sole power to direct the disposition of 716,000 shares of the Common Stock. While Palisade held sole power to vote 623,000 shares of the Common Stock, some of its clients maintain the sole power to vote, in the aggregate, 93,000 shares of the Common Stock held in their respective Palisade accounts. On April 28, 2000, Palisade ceased to be beneficial owner of more than 5% of the Common Stock outstanding following the sale of its entire position in the issue.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         The shares of the Issuer beneficially owned by the reporting person were held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7.  Identification   and  Classification  of  the Subsidiary Which Acquired
         the Security Being Reported on By the Parent Holding Company.  N/A

Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A


Item 10.  Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     July 10, 2000

                                                     Date

                                                     /s/Steven E. Berman
                                                     Steven E. Berman

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)